Public Treatment

[redacted]

11016285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- 34910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Sturges Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5784 Royal Lytham
(No. and Street)

Dublin	Ohio	43017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Sturges 614-761-0221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael R. Sturges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sturges Company, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARY PUBLIC-STATE OF FLORIDA
Joanne A. Laibinis
Commission #DD850348
Expires: FEB. 13, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC TREATMENT REQUESTED

THE STURGES COMPANY

DECEMBER 31, 2010

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER
THE STURGES COMPANY

Independent Auditors' Report

We have audited the accompanying statement of financial condition of The Sturges Company (the Company), as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Sturges Company, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 14, 2011
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$	171,954
PREPAID EXPENSES AND OTHER RECEIVABLES		1,790
	$	173,744

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

LIABILITIES		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	5,562
SUBORDINATED DEBT PAYABLE TO SHAREHOLDER		200,000
		205,562
COMMITMENT		
SHAREHOLDER'S EQUITY (DEFICIENCY)		
COMMON STOCK Stated value of $5 per share Authorized – 750 shares Issued and outstanding – 100 shares		500
DEFICIT		(32,318)
		(31,818)
	$	173,744

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

The Sturges Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Income Taxes

The Company has elected to be a qualified Subchapter S corporation within the provisions of Section 1362(a) of the Internal Revenue Code, which provide that the income of the Company will be taxed directly to its shareholder. Accordingly, no provisions for federal or state income taxes have been included in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with generally accepted accounting principles (GAAP). As of, and during the year ended December 31, 2010, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2007.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. SUBORDINATED BORROWINGS

At December 31, 2010, subordinated borrowings consisted of two subordinated notes payable to a shareholder of the Company with a combined principal balance of $200,000. Interest expense on outstanding borrowings amounted to $9,500 during the year ended December 31, 2010. The subordinated note bears interest at 4.75% per annum. The subordinated note matures in December 2013.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTES TO THE FINANCIAL STATEMENTS

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $166,392, which was $66,392 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2010, the ratio was .03 to 1.

focused.
experienced.
responsive.

THE STURGES COMPANY

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

Cohen
Fund Audit Services